Exhibit 3

Trian Fund Management, L.P. 280 Park Avenue, New York, NY 10017 T: 212 451-3000 F: 212 451-3134

September 28, 2011

Mr. Edward P. Garden
280 Park Avenue
New York, New York 10017

Dear Ed:

          In connection with the investment in Family Dollar Stores, Inc. (“FDO”) by funds managed by Trian Fund Management, L.P. (“Trian”), you were designated by Trian and appointed by the Board of Directors of FDO (the “Board”) to serve on the Board.

          We understand that, consistent with its practices, FDO will be awarding to you, as a director of FDO, equity compensation in the form of shares of common stock (such equity compensation, “Shares”), and will be paying to you, in cash, retainer and meeting attendance fees (“Fees”). This is to confirm our prior understanding that you are authorized to accept such Shares and Fees in your individual capacity on behalf of Trian upon the terms and conditions of this letter, including your agreement that, as long as you are an officer of Trian and for a period of 90 days thereafter, you will follow the direction of Trian with respect to (x) the Transfer (as defined below) of any such Shares and (y) the Transfer of any other securities (including, without limitation, stock options and restricted stock units) of FDO (or Shares issuable in exchange for, or upon exercise of, such securities) that you may receive as a director of FDO (“Other Securities”). You further agree that (i) you will request that FDO deliver all Fees directly to an account designated by Trian and (ii) you will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, “Transfer”) any Shares or Other Securities, without Trian’s prior written consent, which may be withheld in Trian’s sole discretion. Upon any Transfer of all or a portion of the or Shares or Other Securities, Trian shall be entitled to receive the consideration received as a result of such Transfer (the “Equity Consideration”).

          Trian agrees to indemnify you against any tax imposed on income to you, net of any corresponding deduction to which you are entitled as a result of the transfer of the Fees and Equity Consideration to Trian. Such indemnification shall include all taxes imposed on a tax indemnification payment and shall apply to income reported by either LM or Trian. For purposes of this letter agreement, taxes shall include any penalties, interest or additions to tax imposed upon you with respect to taxes.

          This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

          This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

          If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

Very truly yours,

TRIAN FUND MANAGEMENT, L.P.

By:	Trian Fund Management GP, LLC,
its general partner

By:	/s/PETER W. MAY

Name: Peter W. May
Title: Member

Agreed to and Accepted:

/s/EDWARD P. GARDEN

Edward P. Garden